Exhibit 3 (ii)
WGL Holdings, Inc.
Bylaws — Article VI
Capital Stock
RESOLVED, That Article VI, Section 1, of the Bylaws of WGL Holdings, Inc. shall be amended to provide as follows:
ARTICLE VI
SECTION 1. Certificates for shares. Unless otherwise authorized by the Board of Directors, the interest of each stockholder of the Company shall be evidenced by a certificate or certificates for shares of stock in such form as required by law and as the Board of Directors may from time to time prescribe. The Board of Directors may authorize the issue of some or all of the shares of any or all of its classes or series without certificates. The certificates of stock shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary and sealed with the seal of the Company. Such seal may be a facsimile.
Where any such certificate is countersigned by a transfer agent other than the Company, or an employee of the Company, or is countersigned by a transfer clerk and is registered by a registrar, the signatures of the President or Vice President and the Secretary or Assistant Secretary may be facsimiles.
In case any officer who has signed, or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may nevertheless be issued by the Company with the same effect as if such officer had not ceased to hold such office at the date of its issue.